SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                     No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.       An announcement of 2015 interim results of China Petroleum & Chemical Corporation (the “Registrant”);
2.       An announcement of connected transaction of the Registrant; and
3.       An announcement of renewal of continuing connected transactions;

Each made by the Registrant on August 26, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2015

1	Important Notice

1.1
This announcement is a summary of the 2015 Interim Report of China Petroleum & Chemical Corporation (“Sinopec Corp”). The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). The investors should read the 2015 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2015 (the “reporting period”) of Sinopec Corp. and its subsidiaries (“the Company”), prepared in accordance with the Accounting Standards for Business Enterprises (“ASBE”) of the PRC, and International Financial Reporting Standards (“IFRS”), have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively, and both firms have issued standard unqualified opinions on the interim financial statements contained in this announcement.

1.3	Basic Information of Sinopec Corp.

Stock name	SINOPEC CORP	—	—	中国石化
Stock code	0386	SNP	SNP	600028
Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange

	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”)

2.1.1	Principal financial data and indicators

Items	As at 30 June 2015	As at 31 December 2014	Changes from the end of last year
	RMB million	RMB million	%

Total assets	1,470,355	1,451,368	1.3
Total equity attributable to equity shareholders of the Company	681,474	594,483	14.6

Items	Six-month periods ended 30 June
	2015	2014	Changes over the same period of the preceding year
	RMB million	RMB million	%

Net cash flow from operating activities	67,442	58,214	15.9
Operating income	1,040,362	1,356,172	(23.3)
Net profit attributable to equity shareholders of the Company	24,427	31,430	(22.3)
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	23,431	31,354	(25.3)
Weighted average return on net assets (%)	3.81	5.37	(1.56)
			percentage points
Basic earnings per share (RMB)	0.202	0.269	(24.9)
Diluted earnings per share (RMB)	0.202	0.268	(24.6)

2.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”)

Items	Six-month periods ended 30 June
	2015	2014	Changes over the same period of the preceding year
	RMB million	RMB million	%
Operating profit	40,543	52,268	(22.4)
Net profit attributable to owners of the Company	25,394	32,543	(22.0)
Basic earnings per share (RMB)	0.211	0.279	(24.4)
Diluted earnings per share (RMB)	0.211	0.277	(23.8)
Net cash generated from operating activities	67,442	58,214	15.9

Items	As at 30 June 2015	As at 31 December 2014	Changes from the end of last year
	RMB million	RMB million	%
Total assets	F1,470,355	1,451,368	1.3
Total equity attributable to owners of the Company	680,085	593,041	14.7

3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2015 there were a total of 915,654 shareholders of Sinopec Corp., of which 909,358 were holders of A shares and 6,296 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

		3.1 Top ten shareholders			Unit: shares

Name of Shareholders	Nature of shareholders	Percentage of shareholdings (%)	Total number of shares held	Changes of shareholdings1	Number of shares subject to pledged or lock-ups
China Petrochemical Corporation	State-owned share	70.80	85,720,671,101	0	0
HKSCC (Nominees) Limited2	H share/A share	21.06	25,491,959,763	89,624,054	Unknown
國泰君安證券股份有限公司	A share	0.11	138,963,306	(153,928,530)	0
中科匯通（深圳）股權投資基金 有限公司	A share	0.10	120,572,789	120,572,789	0
中國人民人壽保險股份有限公司 －分紅－個險分紅	A share	0.09	108,446,810	108,446,810	0
卡塔爾控股有限責任公司－自有資金	A share	0.07	89,996,185	0	0
中國工商銀行－上證50交易型開放式 指數證券投資基金	A share	0.07	86,080,144	48,592,450	0
王戎	A share	0.05	57,872,279	24,837,779	0
中國人民人壽保險股份有限公司 －傳統－普通保險產品	A share	0.04	49,999,968	49,999,968	0
中國證券金融股份有限公司	A share	0.04	49,825,774	(218,331,082)	0

Note:

1.	As compared with the number of shares as at 31 December 2014.
2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. which is included in the total number of shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting-in-concert among the aforementioned shareholders:

Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders, except that 中國人民人壽保險股份有限公司－分紅－個險分紅 and 中國人民人壽保險股份有限公司－傳統－普通保險產品 are managed by 中國人民人壽保險股份有限公司.

3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2015

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held		As a percentage of total interests (H share) of Sinopec Corp. (%)
JPMorgan Chase & Co.	Beneficial owner	717,517,817	(L)	2.81	(L)
		310,108,377	(S)	1.22	(S)
	Investment manager	370,144,100	(L)	1.45	(L)
	Trustee (other than a bare trustee)	16,600	(L)	0.00	(L)
	Custodian corporation/Approved lending agent	1,375,606,223	(L)	5.39	(L)
Blackrock, Inc.	Interests of corporation controlled	1,825,428,399	(L)	7.15	(L)
	by the substantial shareholder	14,043,700	(S)	0.06	(S)
Schroders Plc	Investment manager	1,275,857,318	(L)	5.00	(L)

Note:	(L): Long position, (S): Short position

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller in the reporting period.

4	Directors, Supervisors and Senior Management

Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 3015, other than the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

5	Business Review and Management’s Discussion and Analysis

5.1	Business Review

In the first half of 2015, the global economic recovery remained slow. China’s GDP grew by 7.0%. The domestic demand of crude oil maintained a steady growth, increasing 4.8% year on year, and natural gas demand growth slowed down, up 2.1% year on year. Refined oil products demand continue to diversify following last year’s trend with a slower growth rate. Gasoline and kerosene consumption increased substantially while diesel dropped slightly. The total consumption of refined oil products grew by 3% compared with the same period of last year. Quality upgrading of oil products was accelerated. Domestic oil products prices were adjusted timely in line with the international oil price changes. Domestic demand for chemicals maintained a steady growth with the ethylene equivalent consumption up by 2.5% compared with the same period of last year.

The international crude oil prices plunged in the second half of last year and fluctuated at low level in the first half of this year. The average spot price of Platts Brent for the first half of this year was USD 57.84 per barrel, 46.90% lower than the same period of last year.

5.1.1	PRODUCTION AND OPERATIONS

(1)	Exploration and Production

The Company took effective measures in low oil price environment in the first half of 2015, including optimising the exploration and production plans, setting up flexible investment decision making mechanism and cutting high-cost crude oil production. In exploration, we attained new discoveries and commercial flows in marine facies gas fields in the west of Sichuan. In development, the Fuling shale gas project progressed steadily.

Oil and gas production in the first half was 232.95 million barrels of oil equivalent, down by 1.7% compared with same period of last year. Domestic and overseas crude oil production amounted to 147.47 million barrels and 26.60 million barrels respectively while natural gas production reached 353.26 billion cubic feet.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Oil and gas production (mmboe)	232.95	237.01	(1.71)
Crude oil production (mmbbls)	174.07	177.88	(2.14)
China	147.47	154.15	(4.33)
Overseas	26.60	23.73	12.09
Natural gas production (bcf)	353.26	354.80	(0.43)

(2)	Refining

The Company, while focusing on profitability, optimised the crude oil allocation and processing plans, adjusted the product slate and utilisation rate, and increased the yield of high value-added products, such as high-spec gasoline. We brought our scale advantages into full play to control the unit cost. We actively promoted the quality upgrading of refined oil products and provide high standard fuels to the market. We took advantages of specialised by improving our dedicated marketing network, we optimised the sales of other refining products such as lubricants, LPG, asphalt, etc. In the first half of 2015, we processed 119 million tonnes of crude oil, up by 2.7% compared with the first half of 2014. Refined oil products output rose by 4.4% with jet fuel and high-spec gasoline up by 18.9% and 18.2% respectively.

Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Refinery throughput (million tonnes)	118.89	115.81	2.66
Gasoline, diesel and kerosene production (million tonnes)	74.75	71.62	4.37
Gasoline (million tonnes)	27.02	24.94	8.34
Diesel (million tonnes)	35.82	36.67	(2.32)
Kerosene (million tonnes)	11.90	10.01	18.88
Light chemical feedstock production (million tonnes)	19.07	19.96	(4.46)
Light yield (%)	76.69	76.83	(0.14)
			percentage points
Refining yield (%)	94.98	94.63	0.35
			percentage points

Note: Includes 100% of production of joint ventures.

(3)	Marketing and Distribution

In the first half of 2015, in light of the changes in supply and demand, the Company optimised marketing structure to increase retail volume and single station throughput. We accelerated the transformation from an oil products supplier to a comprehensive service provider by complimenting the rapid development of non-fuel business with that of fuel business and achieving volume and profit growth.

In the first half of 2015, the total sales volume of refined oil products grew by 5.3% to 92.97 million tonnes, of which domestic sales were 83.92 million tonnes, up 3.6% from the same period of previous year. Revenue from our non-fuel business reached RMB 13.33 billion, an increase of 85.4% from the same period in 2014.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2015	2014	(%)
Total sales volume of refined oil products (million tonnes)	92.97	88.26	5.34
Total domestic sales volume of refined oil products (million tonnes)	83.92	81.04	3.55
Retail (million tonnes)	58.19	56.55	2.90
Direct sales and Wholesale (million tonnes)	25.73	24.49	5.06
Annualised average throughput per station (tonne/station)	3,816	3,712	2.80

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2015	2014	(%)
Total number of Sinopec-branded service stations	30,514	30,551	(0.12)
Company-operated	30,501	30,538	(0.12)

(4)	Chemicals

In the first half of 2015, the Company further optimised feedstock and product mix to achieve better cost efficiency. We put our efforts in R&D, production and marketing of new products, and maintained production volume growth in high value-added products, the ratio of performance compound in synthetic resin and differentiation rate of synthetic fiber rose to 57.7% and 81.0% respectively, up by 1.4 and 2.4 percentage points compared with the same period of last year. The chemical segment achieved better performance by strengthening the coordination between production and marketing.

In the first half of 2015, ethylene production reached 5.457 million tonnes, up 7.3% from the same period of last year, and chemical sales volume was 30.3 million tonnes, up 3.8% compared with the same period of last year.

Major Chemical Products: Summary of Operations	Unit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Ethylene	5,457	5,084	7.34
Synthetic resin	7,476	6,965	7.34
Synthetic fiber monomer and polymer	4,322	4,105	5.29
Synthetic fiber	638	646	(1.24)
Synthetic rubber	453	483	(6.21)

Note: Includes 100% of production of joint ventures.

5.1.2	Health, Safety and the Environment

In the first half of 2015, the Company fully implemented safety responsibilities at all levels, conducted specific safety inspections, and took identification and management on potential hazards. We made optimal adjustments to emergency response system and promoted HSE conformance. Hence we maintained work safety in general.

We pay close attention to environment protection, energy saving, emission reduction as well as green and low-carbon development. We promoted Contract Energy Management and construction of energy management system, and implemented “Clear Water and Blue Sky” program. Comparing to the same period last year, the Company’s energy intensity was down by 2.77%, COD in discharged wastewater was down by 4.09%, SO2 emission was down by 4.84%, NOx emission was down by 4.23%, Ammoniacal Nitrogen emission was down by 3.91%.

5.1.3	Capital Expenditures

The Company focused on quality and profitability of business expansions, and optimised its assets portfolio and investment. A number of key projects have been well underway. CAPEX for the first half was RMB 23.508 billion. CAPEX for E&P was RMB 13.418 billion, mainly for exploration and development in Shengli oil field, Tahe oil field and Sichuan Basin, the LNG projects in Guangxi and Tianjin, pipeline-boosting for Sichuan to East China Gas Transmission Project, construction of pipelines exporting gas from Fuling shale gas filed, Jinan-to-Qingdao Gas Transmission Pipeline II Project, and overseas projects. CAPEX for Refining was RMB 3.187 billion, mainly for refinery revamping and gasoline and diesel quality upgrading projects in Qilu and Jiujiang refineries. CAPEX for Marketing and Distribution was RMB 3.781 billion, mainly for developing and renovating service stations, building oil products pipelines, oil depots and other storage facilities, and specific projects for safety hazards rectification and vapor recovery. We newly developed 207 service stations in the first half of 2015. CAPEX for Chemicals was RMB 2.519 billion, mainly for the East Ningxia coal chemical project and the Wuhan ethylene project. CAPEX for Corporate and Others was RMB 603 million, mainly for R&D facilities and IT application projects.

5.2	Management’s Discussion and Analysis

Parts of the following concerned financial data, unless otherwise stated, were abstracted from the company’s audited interim financial statements that have been prepared according to the International Financial Reporting Standards (“IFRS”).

In the first half of 2015, the Company’s turnover and other operating revenues were RMB 1,040.4 billion, decreased by 23.3% with the same period last year, and operating profit was RMB 40.5 billion, representing a decline of 22.4% from the same period last year.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements for the indicated periods:

	Six-month periods ended 30 June
	2015	2014	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,040,362	1,356,172	(23.3)
Turnover	1,021,692	1,338,164	(23.6)
Other operating revenues	18,670	18,008	3.7
Operating expenses	(999,819)	(1,303,904)	(23.3)
Purchased crude oil, products, and operating supplies and expenses	(770,431)	(1,099,789)	(29.9)
Selling, general and administrative expenses	(32,161)	(33,735)	(4.7)
Depreciation, depletion and amortisation	(46,249)	(43,233)	7.0
Exploration expenses (including dry holes)	(6,031)	(5,552)	8.6
Personnel expenses	(26,593)	(26,754)	(0.6)
Taxes other than income tax	(119,886)	(93,767)	27.9
Other operating income/(expense) net	1,532	(1,074)	—
Operating profit	40,543	52,268	(22.4)
Net finance costs	(3,404)	(8,761)	(61.1)
Investment income and share of profit from associates and joint ventures	4,143	2,252	84.0
Profit before taxation	41,282	45,759	(9.8)
Tax expense	(9,674)	(11,908)	(18.8)
Profit for the period	31,608	33,851	(6.6)
Attributable to:
Owners of the Company	25,394	32,543	(22.0)
Non-controlling interests	6,214	1,308	375.1

5.2.1	Turnover and other operating revenues

In the first half of 2015, the Company’s turnover was RMB 1,021.7 billion, representing a decrease of 23.6 % over the first half of 2014.

The following table sets forth the external sales volume, average realised prices and respective percentage changes of the Company’s major products in the first half of 2015 as compared with the first half of 2014.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2015	2014	(%)	2015	2014	(%)
Crude oil	4,874	4,450	9.5	2,152	4,195	(48.7)
Natural gas (million cubic meters)	8,777	8,288	5.9	1,571	1,515	3.7
Gasoline	34,626	31,583	9.6	6,881	8,583	(19.8)
Diesel	46,714	46,956	(0.5)	5,133	6,979	(26.5)
Kerosene	11,410	9,787	16.6	3,594	6,012	(40.2)
Basic chemical feedstock	13,983	13,083	6.9	4,508	6,418	(29.8)
Synthetic fibre monomer and polymer	2,887	3,249	(11.1)	6,259	7,355	(14.9)
Synthetic resin	5,851	5,501	6.4	8,187	9,854	(16.9)
Synthetic fibre	689	709	(2.8)	8,046	9,508	(15.4)
Synthetic rubber	579	615	(5.9)	8,730	10,485	(16.7)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2015, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 29.0 billion, decreased by 16.4% year on year, accounting for 2.8% of the Company’s turnover and other operating revenues. The change was mainly due to the sharp decline of crude oil prices.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved external sales revenues of RMB 619.0 billion, representing a decrease of 23.5% over the same period of 2014 and accounting for 59.5% of the Company’s turnover and other operating revenues, this was mainly due to the sharp decline of oil product prices offsetting the effect of increase in sales volumes of gasoline, kerosene and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 519.1 billion, representing a decrease of 21.1% over the same period in 2014, accounting for 83.9% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 99.9 billion, representing a decline of 34.2% compared with the first half of 2014, accounting for 16.1% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 140.8 billion, representing a decrease of 20.6% over the same period of 2014, accounting for 13.5% of its turnover and other operating revenues. The change was mainly due to the decline of chemical products prices which offset the effect of increase in sales volumes of basic chemical feedstock and synthetic resin.

5.2.2	Operating expenses

In the first half of 2015, the Company’s operating expenses were RMB 999.8 billion, representing a decrease of 23.3% over the first half of 2014. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 770.4 billion in the first half of 2015, representing a decrease of 29.9% over the same period of 2014, accounting for 77.1% of the total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 251.6 billion, representing a decrease of 40.8% over the same period of 2014. Total processed volume of crude oil purchased externally in the first half of 2015 was 89.87 million tonnes (excluding the volume processed for third parties), increased by 3.6% over the first half of 2014. The average unit processing cost of crude oil purchased externally was RMB 2,800 per tonne, decreased by 42.8% over the first half of 2014.

‧	Other purchasing expenses were RMB 518.8 billion, down by 23.1% year on year, mainly due to decline of external raw material purchase prices.

Selling, general and administrative expenses of the Company totaled RMB 32.2 billion, representing a decrease of 4.7% over the first half of 2014.

Depreciation, depletion and amortisation expenses of the Company were RMB 46.2 billion, representing an increase of 7.0% compared with the first half of 2014. This was mainly due to the increase of continuous investments in property, plant and equipment.

Exploration expenses in the first half of 2015 were RMB 6.0 billion, representing an increase of 8.6% compared with the same period in 2014. This was mainly due to the increase of implantation progress of overall exploration workload compared with the same period in 2014.

Personnel expenses were RMB 26.6 billion, representing a decrease of 0.6% over the first half of 2014.

Taxes other than income tax were RMB 119.9 billion, representing an increase of 27.9% compared with the first half of 2014. This was mainly due to the increase of RMB 35.2 billion in consumption tax as a result of increased consumption tax rate, as well as the RMB 4.7 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 12.4 billion as a result of decreased oil price.

5.2.3	Operating profit

In the first half of 2015, the Company’s operating profit was RMB 40.5 billion, representing a decrease of 22.4% over the same period in 2014, mainly due to international crude oil prices dropped, the profit of upstream segment decreased.

5.2.4	Net finance costs

In the first half of 2015, the Company’s net finance costs were RMB 3.4 billion, representing a year-on-year decrease of 61.1%, of which: because the Company compressed the occupancy of working capital and improved asset-liability structure and reduced the finance costs, the net interest expense was decreased RMB 2.0 billion; losses from changes in fair value of the Sinopec CB issued by the Company was RMB 0.3 billion, compared with a loss of RMB 2.2 billion in the same period of 2014; gains from foreign currency exchange was RMB 0.2 billion due to slight Renminbi appreciation, compared with a loss of 1.3 billion in the same period of 2014.

5.2.5	Profit before taxation

In the first half of 2015, the Company’s profit before taxation amounted to RMB 41.3 billion, representing a decrease of 9.8% compared with the first half of 2014.

5.2.6	Tax expense

In the first half of 2015, income tax expense of the Company totaled RMB 9.7 billion, down by 18.8% from the same period of 2014.

5.2.7	Profit attributable to non-controlling interests of the Company

In the first half of 2015, profit attributable to non-controlling shareholders was RMB 6.2 billion, an increase of 375.1% over the same period of 2014, The non-controlling interests of the Company has increased, this was mainly due to the completion of capital injection of Sinopec Marketing Company Limited.

5.2.8	Profit attributable to Owners of the Company

In the first half of 2015, profit attributable to equity shareholders of the Company was RMB 25.4 billion, representing a decrease of 22.0 % over the same period of 2014.

5.2.9	Assets, liabilities, equity and cash flows

(1)	Assets, liabilities and equity

		Units: RMB million

	At 30 June	At 31 December	Amount of
	2015	2014	changes

Total assets	1,470,355	1,451,368	18,987
Current assets	395,555	360,144	35,411
Non-current assets	1,074,800	1,091,224	(16,424)
Total liabilities	683,398	805,791	(122,393)
Current liabilities	506,913	604,257	(97,344)
Non-current liabilities	176,485	201,534	(25,049)
Total equity attributable to equity shareholders of the Company	680,085	593,041	87,044
Share capital	121,071	118,280	2,791
Reserves	559,014	474,761	84,253
Non-controlling Interests	106,872	52,536	54,336
Total equity	786,957	645,577	141,380

As at 30 June 2015, the Company’s total assets were RMB 1,470.4 billion, representing an increase of RMB 19.0 billion compared with that at the end of 2014, of which:

‧
Current assets were RMB 395.6 billion, representing an increase of RMB 35.4 billion with that at the end of 2014. This was mainly increase in cash and cash equivalents of RMB 63.2 billion due to the capital injection made by non-controlling interests to Sinopec Marketing Company Limited, inventories decreased by RMB 13.4 billion; prepayments and other current assets decreased by RMB 15.6 billion.

‧
Non-current assets were RMB 1,074.8 billion, representing a decrease of RMB 16.4 billion with that at the end of 2014, which was mainly due to the decrease of construction in progress by RMB 12.5 billion.

As at 30 June 2015, the Company’s total liabilities were RMB 683.4 billion, representing a decrease of RMB 122.4 billion compared with that at the end of 2014, of which:

‧
Current liabilities were RMB 506.9 billion, representing a decrease of RMB 97.3 billion with that at the end of 2014, which was mainly due to the decrease of trade accounts payable by RMB 34.4 billion, accrued expenses and other payables by RMB 40.3 billion and short-term debts by RMB 13.8 billion.

‧	Non-current liabilities were RMB 176.5 billion, representing a decrease of RMB 25.0 billion with that at the end of 2014, which was mainly due to the decrease of long-term debts by RMB 28.6 billion.

As at 30 June 2015, total equity attributable to equity shareholders of the Company was RMB 680.1 billion, representing an increase of RMB 87.0 billion compared with that at the end of 2014, which was mainly due to the capital premium from capital injection to Sinopec Marketing Company Limited by non-controlling interests, conversion of Sinopec CB and increased retained earnings from the net profit for this period.

(2)	Cash Flow

The following table sets forth the major items on the consolidated cash flow statements for the first half of 2015 and 2014.

	Units: RMB million
	Six-month periods ended 30 June		Changes
Major items of cash flows	2015	2014	in amount
Net cash generated from operating activities	67,442	58,214	9,228
Net cash generated from investing activities	(54,982)	(62,653)	7,671
Net cash generated from financing activities	51,039	2,531	48,508
Net increase/(decrease) in cash and cash equivalents	63,499	(1,908)	65,407

In the first half of 2015, net cash generated from operating activities was RMB 67.4 billion, representing an increase of RMB 9.2 billion in cash inflow over the first half of 2014. This was mainly due to the decrease of occupancy of working capital over the first half of 2014.

In the first half of 2015, net cash generated from investing activities was RMB 55.0 billion, representing a decrease of RMB 7.7 billion in cash outflow compared with the same period last year, which was mainly caused by the reduction of investment scale.

In the first half of 2015, net cash generated from financing activities was RMB 51.0 billion, representing an increase of RMB 48.5 billion in cash inflow from the same period of last year, this was mainly due to cash inflow caused by capital injection to Sinopec Marketing Company Limited from non-controlling interests which amounted to RMB 105.0 billion, and partly offset by the cash outflow caused by repayment of high interest bearing debts.

As of 30 June 2015, the Company’s cash and cash equivalents (exchange rates effects excluded) were RMB 72.5 billion, an increase of RMB 63.5 billion as of 31 December 2014.

5.3	Results of the principal operations by segments

Segment	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Increase/ (decrease) of operating income on a year-on-year basis (%)	Increase/ (decrease) of operating cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	70,401	54,748	17.6	(38.2)	2.5	(20.0)
Refining	485,735	346,809	5.0	(25.5)	(37.9)	2.1
Marketing and Distribution	565,638	524,976	7.0	(22.2)	(23.0)	0.9
Chemicals	166,306	146,249	11.6	(22.1)	(29.6)	9.2
Corporate and Others	415,790	411,441	1.0	(35.6)	(35.9)	0.4
Elimination of inter-segment sales	(663,508)	(664,489)	N/A	N/A	N/A	N/A
Total	1,040,362	819,734	9.7	(23.3)	(28.6)	1.3

*:	Gross profit margin = (Operating income – Operating cost, tax and surcharges) / Operating income

5.4	Business Prospects

Looking into the second half, the world’s economy is expected to recover slowly. China’s economy will maintain its steady growth. With a general over supply situation of international crude oil market, the oil price is expected to fluctuate at a low level. Domestic demand for oil and gas is anticipated to grow. The overall demand for oil products and chemicals will grow steadily with the consumption mix to be further adjusted. Given the current state, the Company will undertake initiatives in the following key areas.

In exploration and development, we will step up new technology development and application to promote progressive exploration and reservoir evaluation in oil-rich sag in East China, Tahe oil field and the west rim of Junggar Basin. In natural gas development, we will promote the development and assessment in the gas fields of Erdos, Sichuan basin and Songliao Basin, and push ahead with Fuling shale gas field development so as to deliver the 1st phase capacity building target of 5 billion cubic meters. In the second half of the year, we expect to produce 177 million barrels of crude oil and 537 billion cubic feet of natural gas.

In refining, we will continue to adopt a market-oriented and profitability-driven strategy, optimise production plan and ensure safe and stable operations. We will fine-tune crude oil resources allocation to lower crude cost, and accelerate oil products quality upgrading. The Company will actively expand marketing of lubricants, LPG and asphalt. Meanwhile, we will actively control costs to improve cost competitiveness. We plan to process 122.7 million tonnes of crude oil in the second half.

In marketing and distribution, we will intensify market analysis and forecast to ensure both sales volume growth and profitability, optimise resource structure to consolidate and expand market share, and put customers first by adopting more proactive retail strategies to stabilise direct sales and distribution volume. We will continuously push forward a market-oriented and specialised development in non-fuel business, strengthen key products marketing and procurement management, and promote transformation from an oil products supplier to a comprehensive service provider. In the second half, we plan to sell 87 million tonnes of refined oil products in the domestic market.

In chemicals, we will proactively adjust the product mix, promote new products R&D in line with expanded production and sales. We will fine-tune the operations of facilities at reasonable utilisation rate and continuously to reduce optimise feedstock mix cost. Meanwhile, we will deepen the inter links amongst production, marketing, research and product application, enhance our marketing strategy and improve customer services. In the second half, we plan to produce 5.6 million tonnes of ethylene.

In the second half, we’ll fully leverage our advantages across the integrated value chain, arrange production and operation for maximum profitability, spare no efforts in expanding market, and intensely keep the cost and expenses under control. We will ensure HSE performance, strengthen our capability in sustainable development and strive for better operating results. In the meantime, we will adapt to and capture the opportunities of the new normals of Chinese economic growth, and set forth the 13th five-year plan of the company.

6	Dividend

6.1	Dividend distribution for the year ended 31 December 2014

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2014, Sinopec Corp. distributed the final dividend of RMB 0.11 per share (tax inclusive). The final dividend for 2014 has been distributed to shareholders on and before 30 June 2015 who were registered as existing shareholders as at 18 June 2015. Combined with of the interim dividend of RMB 0.09 per share (tax inclusive), the total cash dividend for the year 2014 amounted to RMB 0.20 per share (tax inclusive).

6.2	Interim dividend distribution plan for the six-month ended 30 June 2015

As approved by the 2nd meeting of the Sixth Session of the Board, the interim dividend for the six-month ended 30 June 2015 will be RMB 0.09 per share (tax inclusive) based on the total number of shares as of 22 September 2015 (the Record Date).

The Sinopec Corp’s 2015 interim profit distribution proposal is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 30 September 2015 (Wednesday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 22 September 2015 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Tuesday, 15 September 2015. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 16 September 2015, to Tuesday, 22 September 2015 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (RMB), and distributed to domestic and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Wednesday, 26 August 2015.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp.. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

7	Financial statements

7.1	Auditors’ opinion

Financial statements	□ Unaudited	√ Audited
Auditors’ opinion	√ Standard unqualified opinion	□ Not standard opinion

7.2	Financial Statements

7.2.1	Interim financial statements prepared under ASBE

Consolidated and Parent Balance Sheets

			Unit：RMB million
Items	At 30 June 2015		At 31 December 2014
	Consolidated	Parent	Consolidated	Parent
Assets
Current assets
Cash at bank and on hand	74,203	28,312	10,100	1,805
Bills receivable	11,529	1,050	13,963	176
Accounts receivable	93,611	29,128	90,831	25,031
Other receivables	20,047	135,546	29,251	201,234
Prepayments	4,803	1,624	3,780	1,962
Inventories	174,829	52,394	188,223	74,654
Other current assets	16,533	12,306	23,996	19,186

Total current assets	395,555	260,360	360,144	324,048
Non-current assets
Available-for-sale financial assets	1,075	70	868	91
Long-term equity investments	84,844	214,100	80,593	189,631
Fixed assets	695,624	427,517	703,485	452,361
Construction in progress	165,173	82,851	177,667	100,543
Intangible assets	78,218	8,451	78,681	8,834
Goodwill	6,281	-	6,281	-
Long-term deferred expenses	13,983	2,377	14,158	2,547
Deferred tax assets	6,376	-	6,979	-
Other non-current assets	23,226	11,250	22,512	2,767

Total non-current assets	1,074,800	746,616	1,091,224	756,774

Total assets	1,470,355	1,006,976	1,451,368	1,080,822

			Unit：RMB million
Items	At 30 June 2015		At 31 December 2014
	Consolidated	Parent	Consolidated	Parent
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	147,376	24,570	166,688	57,749
Bills payable	3,912	1,834	4,577	2,933
Accounts payable	163,967	82,041	198,366	102,399
Advances from customers	82,573	3,027	89,918	3,926
Employee benefits payable	3,366	1,733	839	310
Taxes payable	30,585	19,588	28,677	19,883
Other payables	67,280	188,705	103,302	198,144

Non-current liabilities due within one year	7,854	1,028	11,890	11,084

Total current liabilities	506,913	322,526	604,257	396,428

Non-current liabilities
Long-term loans	59,232	56,145	67,426	55,202
Debentures payable	62,205	45,500	83,506	62,221
Provisions	31,165	27,125	29,715	25,830
Deferred tax liabilities	10,071	2,504	7,820	600
Other non-current liabilities	12,351	1,829	11,549	1,892

Total non-current liabilities	175,024	133,103	200,016	145,745

Total liabilities	681,937	455,629	804,273	542,173
Shareholders’ equity
Share capital	121,071	121,071	118,280	118,280
Capital reserve	119,073	68,716	48,703	54,690
Other comprehensive income	(5,454)	284	(7,261)	(206)
Specific reserve	1,405	728	491	232
Surplus reserves	193,552	193,552	193,552	193,552
Retained earnings	251,827	166,996	240,718	172,101

Total equity attributable to shareholders of the Company	681,474	551,347	594,483	538,649
Minority interests	106,944	-	52,612	-
Total shareholders’ equity	788,418	551,347	647,095	538,649
Total liabilities and shareholders’ equity	1,470,355	1,006,976	1,451,368	1,080,822

Consolidated and Parent Income Statement

	Unit：RMB million
	Six-month periods ended 30 June
Items	2015		2014
	Consolidated	Parent	Consolidated	Parent
Operating income	1,040,362	438,319	1,356,172	669,993
Less: Operating costs	819,733	317,844	1,148,049	531,774
Sales taxes and surcharges	119,886	86,020	93,767	70,860
Selling and distribution expenses	22,379	1,241	22,060	9,442
General and administrative expenses	34,271	19,321	34,439	24,456
Financial expenses	3,145	3,500	6,539	5,170
Exploration expenses, including dry holes	6,031	6,010	5,552	5,532
Impairment losses	205	98	1,112	(5)
Add:Gain/(Loss) from changes in fair value	111	(272)	(2,074)	(2,216)
Investment income	4,461	4,979	2,252	4,821
Operating profit	39,284	8,992	44,832	25,369
Add: Non-operating income	1,865	1,101	1,371	2,930
Less: Non-operating expenses	933	471	1,601	617
Profit before taxation	40,216	9,622	44,602	27,682
Less: Income tax expense	9,674	1,409	11,908	5,839
Net profit	30,542	8,213	32,694	21,843
Attributable to:
Equity shareholders of the Company	24,427	8,213	31,430	21,843
Minority interests	6,115	-	1,264	-
Basic earnings per share (RMB)	0.202	N/A	0.269	N/A
Diluted earnings per share (RMB)	0.202	N/A	0.268	N/A
Net profit	30,542	8,213	32,694	21,843
Other comprehensive income
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	1,480	491	136	-
Available-for-sale financial assets	36	-	627	599
Share of other comprehensive (loss)/ income of associates and jointly controlled entities	(118)	(1)	36	35
Foreign currency translation differences	(43)	-	391	-
Total other comprehensive income	1,355	490	1,190	634
Total comprehensive income	31,897	8,703	33,884	22,477
Attributable to:
Equity shareholders of the Company	26,234	8,703	32,452	22,477
Minority interest	5,663	-	1,432	-

Consolidated and Parent Cash Flow Statement

	Unit：RMB million
	Six-month periods ended 30 June
Items	2015		2014
	Consolidated	Parent	Consolidated	Parent
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,152,775	502,027	1,474,655	778,379
Refund of taxes and levies	1,814	1,526	581	405
Other cash received relating to operating activities	54,228	51,022	15,829	32,036

Sub-total of cash inflows	1,208,817	554,575	1,491,065	810,820
Cash paid for goods and services	(873,396)	(358,624)	(1,227,836)	(585,784)
Cash paid to and for employees	(24,976)	(13,091)	(25,294)	(10,929)
Payments of taxes and levies	(165,686)	(107,334)	(145,928)	(116,436)
Other cash paid relating to operating activities	(77,317)	(28,122)	(33,793)	(40,163)
Sub-total of cash outflows	(1,141,375)	(507,171)	(1,432,851)	(753,312)
Net cash flow from operating activities	67,442	47,404	58,214	57,508
Cash flows from investing activities:
Cash received from disposal of investments	493	79,475	435	6,211
Cash received from returns on investments	1,242	3,465	979	3,380
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	222	2,303	494	843
Other cash received relating to investing activities	2,156	361	872	30
Sub-total of cash inflows	4,113	85,604	2,780	10,464
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(52,911)	(29,925)	(59,266)	(40,537)
Cash paid for acquisition of investments	(3,556)	(15,869)	(5,030)	(16,072)
Other cash paid relating to investing activities	(2,628)	-	(1,137)	-
Sub-total of cash outflows	(59,095)	(45,794)	(65, 433)	(56,609)
Net cash flow from investing activities	(54,982)	39,810	(62,653)	(46,145)

	Unit：RMB million
	Six-month periods ended 30 June
Items	2015		2014
	Consolidated	Parent	Consolidated	Parent
Cash flows from financing activities:
Cash received from capital contributions	105,144	-	2,441	-
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	105,144	-	2,441	-
Cash received from borrowings	613,159	119,633	551,031	114,492
Sub-total of cash inflows	718,303	119,633	553,472	114,492
Cash repayments of borrowings	(648,938)	(162,683)	(527,717)	(108,404)
Cash paid for dividends, profits distribution or interest	(18,326)	(17,656)	(23,206)	(22,461)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(327)	-	(582)	-
Other cash paid relating to financing activities	-	-	(18)	-
Sub-total of cash outflows	(667,264)	(180,339)	(550,941)	(130,865)
Net cash flow from financing activities	51,039	(60,706)	2,531	(16,373)
Effects of changes in foreign exchange rate	(329)	-	82	-
Net increase/(decrease) in cash and cash equivalents	63,170	26,508	(1,826)	(5,010)

Consolidated Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total share- holders’ equity RMB million
Balance at 1 January 2014	+116,565	36,947	407	1,556	190,337	224,534	570,346	52,914	623,260

Change for the period
1. Net profit	-	-	-	-	-	31,430	31,430	1,264	32,694
2. Other comprehensive income	-	-	1,022	-	-	-	1,022	168	1,190

Total comprehensive income	-	-	1,022	-	-	31,430	32,452	1,432	33,884

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Distributions to shareholders	-	-	-	-	-	(17,519)	(17,519)	-	(17,519)
4. Conversion of the 2011 Convertible Bonds	230	1,021	-	-	-	-	1,251	-	1,251
5. Acquisition of minority interests in subsidiaries	-	(8)	-	-	-	-	(8)	(10)	(18)
6. Contributions to subsidiaries from minority interests	-	-	-	-	-	-	-	2,456	2,456
7. Distribution to minority interests	-	-	-	-	-	-	-	(1,312)	(1,312)
Total transactions with owners, recorded directly in shareholders’ equity	230	1,013	-	-	-	(17,519)	(16,276)	1,134	(15,142)
8. Net increase in specific reserve for the period	-	-	-	1,064	-	-	1,064	37	1,101
9. Other movement	-	18	-	-	-	-	18	-	18

Balance at 30 June 2014	116,795	37,978	1,429	2,620	190,337	238,445	587,604	55,517	643,121

Consolidated Statement of Changes in Equity (continued)

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total share- holders’ equity RMB million
Balance at 1 January 2015	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095

Change for the period
1. Net profit	-	-	-	-	-	24,427	24,427	6,115	30,542
2. Other comprehensive income	-	-	1,361	-	-	-	1,361	(6)	1,355

Total comprehensive income	-	-	1,361	-	-	24,427	25,788	6,109	31,897
Transactions with owners, recorded directly in shareholders’ equity:

3. Appropriations of profits:
- Distributions to shareholders	-	-	-	-	-	(13,318)	(13,318)	-	(13,318)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	-	-	-	-	16,817	-	16,817
5. Contributions to subsidiaries from minority interests	-	56,224	446	-	-	-	56,670	48,474	105,144
6. Distributions to minority interests	-	-	-	-	-	-	-	(364)	(364)
Total transactions with owners, recorded directly in shareholders' equity	2,791	70,250	446	-	-	(13,318)	60,169	48,110	108,279
7. Net increase in specific reserve for the period	-	-	-	914	-	-	914	95	1,009
8. Other movement	-	120	-	-	-	-	120	18	138

Balance at 30 June 2015	121,071	119,073	(5,454)	1,405	193,552	251,827	681,474	106,944	788,418

Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total share- holders’ equity RMB million
Balance at 1 January 2014	116,565	46,121	2,123	1,226	190,337	171,202	527,574

Change for the period
1. Net profit	-	-	-	-	-	21,843	21,843
2. Other comprehensive income	-	-	634	-	-	-	634

Total comprehensive income	-	-	634	-	-	21,843	22,477

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Distributions to shareholders	-	-	-	-	-	(17,519)	(17,519)
4. Conversion of the 2011 Convertible Bonds	230	1,021	-	-	-	-	1,251
Total transactions with owners, recorded directly in shareholders' equity	230	1,021	-	-	-	(17,519)	(16,268)
5. Net increase in specific reserve for the period	-	-	-	74	-	-	74
6. Other movement	-	5	-	-	-	-	5

Balance at 30 June 2014	116,795	47,147	2,757	1,300	190,337	175,526	533,862

Statement of Changes in Equity (Continued)

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total share- holders’ equity RMB million

Balance at 1 January 2015	118,280	54,690	(206)	232	193,552	172,101	538,649
Change for the period
1. Net profit	-	-	-	-	-	8,213	8,213
2. Other comprehensive income	-	-	490	-	-	-	490
Total comprehensive income	-	-	490	-	-	8,213	8,703
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Distributions to shareholders	-	-	-	-	-	(13,318)	(13,318)
4. Conversion of the 2011 Convertible Bonds	2,791	14,026	-	-	-	-	16,817
Total transactions with owners, recorded directly in shareholders' equity	2,791	14,026	-	-	-	(13,318)	3,499
5. Net increase in specific reserve for the period	-	-	-	496	-	-	496
Balance at 30 June 2015	121,071	68,716	284	728	193,552	166,996	551,347

7.2.2	Interim financial statements prepared under International Financial Reporting Standards

Consolidated Income Statement

	Unit：RMB million
	Six-month periods ended 30 June
	2015	2014

Turnover and other operating revenues
Turnover	1,021,692	1,338,164
Other operating revenues	18,670	18,008

	1,040,362	1,356,172
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(770,431)	(1,099,789)
Selling, general and administrative expenses	(32,161)	(33,735)
Depreciation, depletion and amortisation	(46,249)	(43,233)
Exploration expenses, including dry holes	(6,031)	(5,552)
Personnel expenses	(26,593)	(26,754)
Taxes other than income tax	(119,886)	(93,767)
Other operating income/(expense), net	1,532	(1,074)
Total operating expenses	(999,819)	(1,303,904)

Operating profit	40,543	52,268

Finance costs
Interest expense	(4,384)	(6,140)
Interest income	1,078	876
Loss on embedded derivative component of the convertible bonds	(259)	(2,222)
Foreign currency exchange gains/(losses), net	161	(1,275)
Net finance costs	(3,404)	(8,761)
Investment income	70	276
Share of profits less losses from associates and joint ventures	4,073	1,976

Profit before taxation	41,282	45,759
Tax expense	(9,674)	(11,908)
Profit for the period	31,608	33,851
Attributable to:
Owners of the Company	25,394	32,543
Non-controlling interests	6,214	1,308
Profit for the period	31,608	33,851
Earnings per share:
Basic (RMB)	0.211	0.279
Diluted (RMB)	0.211	0.277

Consolidated Statement of Comprehensive Income

	Unit：RMB million
	Six-month periods ended 30 June
	2015	2014

Profit for the period	31,608	33,851
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	1,480	136
Available-for-sale securities	36	627
Share of other comprehensive (losses)/income of associates and joint ventures	(118)	36
Foreign currency translation differences	(43)	391
Total items that may be reclassified subsequently to profit or loss	1,355	1,190
Total other comprehensive income	1,355	1,190

Total comprehensive income for the period	32,963	35,041
Attributable to:
Owners of the Company	27,201	33,565
Non-controlling interests	5,762	1,476
Total comprehensive income for the period	32,963	35,041

Consolidated Balance Sheet

	Unit：RMB million
	2015 30 June	2014 31 December

Non-current assets
Property, plant and equipment, net	695,624	703,485
Construction in progress	165,173	177,667
Goodwill	6,281	6,281
Interest in associates	34,337	32,119
Interest in joint ventures	50,507	48,474
Available-for-sale financial assets	1,075	868
Deferred tax assets	6,376	6,979
Lease prepayments	48,993	49,136
Long-term prepayments and other assets	66,434	66,215

Total non-current assets	1,074,800	1,091,224

Current assets
Cash and cash equivalents	72,525	9,355
Time deposits with financial institutions	1,678	745
Trade accounts receivable	93,611	90,831
Bills receivable	11,529	13,963
Inventories	174,829	188,223
Prepaid expenses and other current assets	41,383	57,027

Total current assets	395,555	360,144

Current liabilities
Short-term debts	61,399	75,183
Loans from Sinopec Group Company and fellow subsidiaries	93,277	102,965
Trade accounts payable	163,967	198,366
Bills payable	3,912	4,577
Accrued expenses and other payables	181,735	222,075
Income tax payable	2,623	1,091

Total current liabilities	506,913	604,257

Net current liabilities	111,358	244,113

Total assets less current liabilities	963,442	847,111

Non-current liabilities
Long-term debts	79,237	107,787
Loans from Sinopec Group Company and fellow subsidiaries	42,200	43,145
Deferred tax liabilities	10,071	7,820
Provisions	31,165	29,715
Other long-term liabilities	13,812	13,067

Total non-current liabilities	176,485	201,534

	786,957	645,577

Equity
Share capital	121,071	118,280
Reserves	559,014	474,761

Total equity attributable to owners of the Company	680,085	593,041
Non-controlling interests	106,872	52,536

Total equity	786,957	645,577

7.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS(UNAUDITED)
(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows：

Items	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Net profit under ASBE	30,542	32,694
Adjustments:
Government grants	57	56
Safety production fund	1,009	1,101
Profit for the period under IFRS*	31,608	33,851

(2)	Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	30 June 2015	31 December 2014
	RMB million	RMB million
Shareholders’ equity under ASBE	788,418	647,095
Adjustments:
Government grants	(1,461)	(1,518)
Safety production fund	-	-
Total equity under IFRS*	786,957	645,577

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

7.3	Changes in accounting polices

□ Applicable	√ Not applicable

7.4	The Group has no material accounting errors during the reporting period.

7.5	Changes in the scope of consolidation as compared with those for last annual report

□ Applicable	√ Not applicable

7.6	Notes on the financial statements prepared under IFRS

7.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

7.6.2	Tax expense

Tax expense in the consolidated income statement represents:
	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million
Current tax
- Provision for the period	7,118	11,762
- Adjustment of prior years	320	581
Deferred taxation	2,236	(435)
	9,674	11,908

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million

Profit before taxation	41,282	45,759
Expected PRC income tax expense at a statutory tax rate of 25%	10,321	11,440
Tax effect of non-deductible expenses	158	262
Tax effect of non-taxable income	(1,233)	(785)
Tax effect of preferential tax rate (i)	(542)	(970)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	333	482
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(146)	(21)
Tax effect of tax losses not recognised	435	889
Write-down of deferred tax assets	28	30
Adjustment of prior years	320	581
Actual income tax expense	9,674	11,908

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to ordinary owners of the Company of RMB 25,394 million (2014: RMB 32,543 million) and the weighted average number of shares of 120,629,864,875 (2014: 116,725,537,824) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 25,393 million (2014: RMB 32,677 million) and the weighted average number of shares (diluted) of 120,629,864,875 (2014: 117,805,304,491) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million

Profit attributable to ordinary owners of the Company	25,394	32,543
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds	-	133
After tax effect of net loss on embedded derivative components of the 2007 Convertible Bonds	-	1
After tax effect of equity incentive of Shanghai Petrochemical	(1)	-

Profit attributable to ordinary owners of the Company (diluted)	25,393	32,677

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2015 Number of shares	2014 Number of shares

Weighted average number of shares at 30 June	120,629,864,875	116,725,537,824
Effect of conversion of the 2007 Convertible Bonds	-	1,079,766,667

Weighted average number of shares (diluted) at 30 June	120,629,864,875	117,805,304,491

7.6.4	Dividends

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2015	2014
	RMB	RMB
	million	million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2014: RMB 0.09 per share)	10,896	10,512

Pursuant to the Articles of Association of the Company and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ending 31 December 2015 of RMB 0.09 (2014: RMB 0.09) per share totaling RMB 10,896 million (2014: RMB 10,512 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.
Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.11 per share (2014: RMB 0.15 per share)	13,318	17,519

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. All dividends have been paid in the six-month period ended 30 June 2015 (2014: RMB 17,519 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared. Cash dividends have been paid on 19 June 2014.

7.6.5	Trade Accounts Receivable and Bills Receivable

	30 June 2015 RMB million	31 December 2014 RMB million

Amounts due from third parties	72,729	65,883
Amounts due from Sinopec Group Company and fellow subsidiaries	15,731	20,188
Amounts due from associates and joint ventures	5,677	5,290
	94,137	91,361
Less: Impairment losses for bad and doubtful debts	(526)	(530)
Trade accounts receivable, net	93,611	90,831
Bills receivable	11,529	13,963
	105,140	104,794

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2015 RMB million	31 December 2014 RMB million
Within one year	104,418	104,019
Between one and two years	675	720
Between two and three years	43	53
Over three years	4	2
	105,140	104,794

Impairment losses for bad and doubtful debts are analysed as follows:

	2015 RMB million	2014 RMB million

Balance at 1 January	530	574
Provision for the period	4	－
Written back for the period	(8)	(10)
Written off for the period	－	(8)

Balance at 30 June	526	556

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.6.6	Trade Accounts and Bills Payables

	2015 30 June RMB million	2014 31 December RMB million

Amounts due to third parties	150,914	181,519
Amounts due to Sinopec Group Company and fellow subsidiaries	8,763	13,575
Amounts due to associates and joint ventures	4,290	3,272
	163,967	198,366

Bills payable	3,912	4,577
Trade accounts and bills payables measured at amortised cost	167,879	202,943

The aging analysis of trade accounts and bills payables are as follows:

	30 June 2015 RMB Million	31 December 2015 RMB million
Within 1 month or on demand	146,919	184,697
Between 1 month and 6 months	12,639	13,138
Over 6 months	8,321	5,108
	167,879	202,943

7.6.7	Segment Reporting

(1) Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group's reportable segments is as follows:

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million
Turnover
Exploration and production
External sales	29,041	34,744
Inter-segment sales	37,982	73,381
	67,023	108,125
Refining
External sales	63,478	90,486
Inter-segment sales	419,928	559,040
	483,406	649,526
Marketing and distribution
External sales	555,472	718,961
Inter-segment sales	1,639	2,377
	557,111	721,338
Chemicals
External sales	140,752	177,223
Inter-segment sales	21,840	32,541
	162,592	209,764
Corporate and Others
External sales	232,949	316,750
Inter-segment sales	182,119	328,294
	415,068	645,044
Elimination of inter-segment sales	(663,508)	(995,633)
Turnover	1,021,692	1,338,164
Other operating revenues
Exploration and production	3,378	5,702
Refining	2,329	2,443
Marketing and distribution	8,527	5,589
Chemicals	3,714	3,628
Corporate and Others	722	646
Other operating revenues	18,670	18,008
Turnover and other operating revenues	1,040,362	1,356,172

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million
Result
Operating profit/(loss)
By segment
- Exploration and production	(1,826)	28,263
- Refining	15,320	9,755
- Marketing and distribution	15,188	18,794
- Chemicals	10,103	(3,968)
- Corporate and Others	776	(261)
- Elimination	982	(315)
Total segment operating profit	40,543	52,268
Share of profits from associates and joint ventures
- Exploration and production	(274)	1,513
- Refining	875	(66)
- Marketing and distribution	698	447
- Chemicals	1,702	(484)
- Corporate and Others	1,072	566
Aggregate share of profits from associates and joint ventures	4,073	1,976

Investment income
- Exploration and production	(3)	1
- Refining	(7)	3
- Marketing and distribution	62	98
- Chemicals	7	–
- Corporate and Others	11	174
Aggregate investment income	70	276
Net finance costs	(3,404)	(8,761)
Profit before taxation	41,282	45,759

	30 June 2015 RMB million	31 December 2014 RMB million
Assets
Segment assets
- Exploration and production	440,216	453,060
- Refining	273,824	297,884
- Marketing and distribution	274,938	276,298
- Chemicals	152,559	162,685
- Corporate and Others	144,908	147,015
Total segment assets	1,286,445	1,336,942

Interest in associates and joint ventures	84,844	80,593
Available-for-sale financial assets	1,075	868
Deferred tax assets	6,376	6,979
Cash and cash equivalents and time deposits with financial institutions	74,203	10,100
Other unallocated assets	17,412	15,886
Total assets	1,470,355	1,451,368
Liabilities
Segment liabilities
- Exploration and production	81,328	100,552
- Refining	54,480	67,327
- Marketing and distribution	105,367	118,493
- Chemicals	23,068	27,532
- Corporate and Others	115,374	138,930
Total segment liabilities	379,617	452,834

Short-term debts	61,399	75,183
Income tax payable	2,623	1,091
Long-term debts	79,237	107,787
Loans from Sinopec Group Company and fellow subsidiaries	135,477	146,110
Deferred tax liabilities	10,071	7,820
Other unallocated liabilities	14,974	14,966
Total liabilities	683,398	805,791

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million

Capital expenditure
Exploration and production	13,418	20,743
Refining	3,187	6,592
Marketing and distribution	3,781	5,830
Chemicals	2,519	4,670
Corporate and Others	603	1,351
	23,508	39,186

Depreciation, depletion and amortisation
Exploration and production	23,806	23,164
Refining	8,168	7,333
Marketing and distribution	7,345	6,007
Chemicals	6,131	5,970
Corporate and Others	799	759
	46,249	43,233

Impairment losses on long-lived assets
Refining	-	8
Marketing and Distribution	5	39
Chemicals	140	1,025
	145	1,072

(2) Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2015 RMB million	2014 RMB million

External sales
Mainland China	813,136	1,023,133
Others	227,226	333,039
	1,040,362	1,356,172

	30 June 2015 RMB million	31 December 2014 RMB million

Non-current assets
Mainland China	993,010	1,003,521
Others	57,590	64,589
	1,050,600	1,068,110

8	Repurchase, Sale and Redemption of Shares

The Company did not repurchase, sell or redeem any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

9	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code during the reporting period.

10	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with A.5 of the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., such as, the duties of the nomination committee set out in the Corporate Governance Code performed by the Board.

Besides, the chairman and members of the Audit Committee and Remuneration and Appraisal Committee, due to other business duties, did not attend the annual general meeting of shareholders for the year 2014 as required under E1.2 of the Corporate Governance Code. None of the shareholders raised questions to the Audit Committee and the Remuneration and Appraisal Committee at such meeting.

Save as disclosed above, during the reporting period, Sinopec Corp. has complied with the code provisions set out in the Corporate Governance Code.

11	Review of the Interim Report and the Interim Results

The Audit Committee of Sinopec Corp. has reviewed and agreed with the 2015 interim report and interim results of Sinopec Corp.

12
The 2015 interim report of Sinopec Corp. containing all the information required by paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published on both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Wang Yupu
Chairman

Beijing, the PRC, 26 August 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#,
Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+,
Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CONNECTED TRANSACTION

The board of directors of the Company together with the directors thereof guarantee that the information contained in this announcement does not contain any false statements, misleading representations or material omissions, and all of them severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents herein contained.

Important Notice:

•
Sinopec Corp. proposes to transfer 100% equity interest of Jingtian Co. held by the Company to Baichuan Co., the Company’s connected person, at the consideration of RMB854,205,200 (subject to the final valuation filing).

•	The Transaction does not constitute a major assets restructuring under the Administrative Measures on Major Asset Restructuring of Listing Companies 《(上市公司重大資產重組管理辦法》).

I.	Overview of the Connected Transaction

On 26 August 2015, Sinopec Corp. entered into an equity transfer agreement with Baichuan Co., pursuant to which, Sinopec Corp proposed to transfer 100% equity interest of Jingtian Co. held by it to Baichuan Co., at the consideration of RMB854,205,200 (subject to the final valuation filing).

Upon completion of the Transaction, Baichuan Co. will become the shareholder of Jingtian Co. with 100% equity interest, and Jingtian Co. will cease to be a subsidiary of Sinopec Corp.

Baichuan Co., a wholly state-owned enterprise, is directly and wholly owned by Sinopec Group, the controlling shareholder of Sinopec Corp.. Pursuant to Chapter 14A of the Listing Rules, Sinopec Group and its subsidiaries are connected persons of Sinopec Corp., the Transaction therefore constitutes a connected transaction under the Listing Rules. As certain applicable percentage ratios of the Transaction exceed 0.1% but fall below 5%, the Transaction is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

II.	Basic Information on the Parties to the Transaction and their connected Relationships

(I)	Basic information on the connected persons

As of the date of this announcement, the basic information on Baichuan Co. is set out as follows:

Name: Sinopec Baichuan Economic and Trading Company (中石化百川經濟 貿易公司)

Registered address: Block 1, No. 22 Chaoyangmen North Street, Chaoyang District, Beijing

Contributor: Sinopec Group

Legal representative: Yang Jun

Date of incorporation: 9 February 1993

Registered capital: RMB30,000,000

Enterprise nature: wholly state-owned

Business license No.: 100000000012890

Principal business: hotels; catering services; property services; retail; conference services; exhibition services, etc.

Financial condition and development of the principal business during the last three years: In 2013, the audited operating income of Baichuan Co. amounted to RMB210.32 million, with the net loss of RMB41.29 million. As at the end of 2013, the audited total assets of Baichuan Co. amounted to RMB3,275.65 million, with the net assets of RMB757.44 million.

In 2014, the audited operating income of Baichuan Co. amounted to RMB180.53 million, with the net loss of RMB81.93 million. As at the end of 2014, the total audited assets of Baichuan Co. amounted to RMB4,158.23 million, with the net assets of RMB1,244.18 million.

In recent years, due to the great market impact on accommodation, catering, conference tourism and other service businesses, the principal businesses of Baichuan Co. have witnessed a decline as compared with prior years.

Other relationships with Sinopec Corp.: Baichuan Co. is a subsidiary of Sinopec Group, which is the controlling shareholder of Sinopec Corp. Save as mentioned above, there are no other significant relationships in terms of property rights, businesses, assets, credits and debts and personnel between Baichuan Co. and Sinopec Corp.

III.	Basic Information on the Transaction Subject

(I)	Transaction subject

1.	Transaction subject

The subject of this connected transaction is 100% equity interest of Jingtian Co. held by Sinopec Corp.

2.	Description of the ownership of target equity

As of the date of this announcement, with clearly defined ownership, the Target Equity is free from any mortgage, pledge or other restrictions on transfer. It is not subject to any litigation, arbitration or judicial actions such as seizure or freezing, nor is there any other circumstance that would prevent the transfer of the ownership thereof.

3.	Basic Information on Jingtian Co.

Company shareholder and its shareholdings: Sinopec Corp. with 100% equity interest

Date of incorporation: 22 December 2000

Registered capital: RMB23,000,000

Registered address: Changping District, Beijing

Principal business: construction general contracting

Financial condition: According to the audit report (GTCNZZ (2015) No. 110ZC2647) issued by Grant Thornton, an accounting firm with securities and futures related business qualification (Certificate Number: 000158) on 22 July 2015, in 2014, Jingtian Co. recorded no operating income with the net loss of RMB2.27 million, and the net loss after deduction of extraordinary items reached RMB2.26 million. As at the end of 2014, the total assets of Jingtian Co. amounted to RMB738.06 million, with the net assets of RMB560.40 million. From January to March 2015, Jingtian Co. recorded no operating income with the net loss of RMB111.35 million, and the net loss after deduction of extraordinary items reached RMB111.35 million. As at the end of March 2015, the total assets of Jingtian Co. amounted to RMB1,715.70 million, with the net assets of RMB519.06 million. In addition, in 2013, Jingtian Co. recorded a net loss of RMB4.84 million, and a net loss after deduction of extraordinary items reached RMB4.84 million.

(II)	Consideration and pricing basis of the connected transaction

According to the Valuation Report issued by Guorongxinghua Appraisal Co., as of the Valuation Base Date, the carrying amount of the audited total assets, total liabilities and net asset of Jingtian Co. was RMB1,715.70 million, RMB1,196.64 million and RMB519.06 million, respectively. Using the asset-based approach, the total assets of Jingtian Co. was evaluated at RMB2,050.85 million, representing an increase of RMB335.14 million or 19.53%. The total liabilities was valuated at RMB1,196.64 million, remaining unchanged. The net assets was evaluated at RMB854.20 million, representing an increase of RMB335.14 million or 64.57%. On that basis, the consideration for the transaction was arrived at RMB854,205,200 (subject to the final valuation filing) after negotiation between Sinopec Corp. and Baichuan Co.

According to the Valuation Report, the value evaluated for net assets of Jingtian Co. was 64.57% higher than its carrying amount, mainly due to an increase in the valuation of fixed assets and intangible assets. The value of fixed assets was valuated RMB96,000 higher than its carrying amount, and that of intangible assets was RMB336.66 million higher than its carrying amount.

IV.	Major contents of the connected transaction and performance arrangement

The principal terms of the Equity Transfer Agreement entered into between Sinopec Corp. and Baichuan Co. are set out as follows:

1.	Parties: Sinopec Corp. (as transferor) and Baichuan Co. (as transferee)

2.	Date: 26 August 2015

3.	Assets to be disposed of：100% equity interest of Jingtian Co. held by Sinopec Corp.

4.	Transaction consideration: RMB854,205,200 (subject to the final valuation filing)

5.
Settlement method: Baichuan Co. shall pay the acquisition consideration within ten Working Days in a lump sum after Jingtian Co. having obtained new business license and financial statements as at the Completion Date having been issued (whichever is later).

6.
Gains or losses during the period：Gains or losses incurred by Jingtian Co. during the period from the Base Date to the Completion Date shall be settled by Sinopec Corp. and Baichuan Co. based on the differences between the net assets as shown on the audited financial statements as at the Completion Date and the financial statements as at the Base Date of Jingtian Co..

7.
Conditions precedent to completion: The Agreement has been approved by Sinopec Group and filed with the SASAC. The Valuation Report has been filed by Sinopec Group. All such notices have been given and such consents have been obtained if the Transaction is subject to giving notices to and/or obtaining the consents from third parties.

8.	Completion：The completion procedures shall be handled by Sinopec Corp. and Baichuan Co. on the Completion Date.

9.	Effective time: With effect from the date on which it has been signed and sealed by both parties.

10.
Liability for breach and compensation:It will constitute a breach if Sinopec Corp. or Baichuan Co. violates any representations, warranties or undertakings in the Agreement. The default party shall compensate the other party for the actual losses arising from such breach. Meanwhile, if Baichuan Co. fails to pay the consideration as agreed and still fails to pay it upon expiry of an extended period of 60 days, Sinopec Corp. may terminate the Agreement and Baichuan Co. shall compensate the actual losses suffered by Sinopec Corp due to termination of the Agreement which results in loss of Sinopec Corp.

V.	Purpose of the Transaction and Its Effect on the Company

(1)	Necessity of the Transaction

Since the principal business of Jingtian Co. does not fall into the scope of the principal business of Sinopec Corp., and Jingtian Co. has been loss-making for a long period of time, the Company proposes to transfer it shareholding in Jingtian Co. for cash consideration and focus on its principal business. As reasonably estimated by the board of directors, the Transaction has no material effect on the financial condition and results of operation of Sinopec Corp., and through the Transaction, Sinopec Corp. will record an profit before tax of RMB261 million.

(2)	Others

Upon completion of the Transaction, Jingtian Co. will no longer be consolidated into Sinopec Corp. as a subsidiary. As at the date of this announcement, Sinopec Corp. does not provide guarantees for Jingtian Co. nor entrusts Jingtian Co. for wealth management.

VI.	Approval Procedures for the Connected Transaction

(1)	Approval by the Board of Directors

From 25 to 26 August 2015, Sinopec Corp. convened the second meeting of the sixth session of the board through physical meeting, at which the resolution in relation to the Transaction was passed with unanimous consent of all the non-connected directors.

When voting on the foregoing resolution in relation to the connected transaction by the board of directors of Sinopec Corp., all connected directors, namely Mr. Wang Yupu, Mr. Zhang Jianhua, Mr. Zhang Haichao and Mr. Jiao Fangzheng, abstained from voting, and except for such connected directors, no other directors have material interests in the Transaction. The independent non-executive directors unanimously agreed the equity transfer.

(2)	Prior Approval and Independent Opinions of Independent Directors

Prior approval had been obtained from the independent non-executive directors in respect of the Transaction before it was submitted to the board of directors for approval and the independent non-executive directors expressed the following independent opinions in respect of the Transaction: the terms of the Transaction agreement was on normal commercial terms, fair and reasonable to the independent shareholders and in the interest of the Company and its shareholders as a whole. No circumstances are detrimental to the interests of the Company and its independent shareholders.

VII.	Information on Sinopec Corp. and Sinopec Group

Sinopec Corp. is one of the largest integrated energy and chemical company in China, which is mainly engaged in oil and gas exploration and production, extraction, pipeline transmission and marketing; oil refining; production, marketing, storage and transportation of petrochemicals, coal chemical, chemical fibers, chemical fertilizers and other chemical products; import, export and import/export agency business of oil, natural gas, refined oil products, petrochemicals and other chemicals and other commodities and technologies; research, development and application of technology and information.

Sinopec Group was established in July 1998, and it is a state authorized investment organization and a state-controlled company, with a current registered capital of RMB274.87 billion. Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of Sinopec Group include: procuring its subsidiaries in exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; procuring its subsidiaries in oil refining; procuring its subsidiaries in wholesale and retail of oil products; procuring its subsidiaries in production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

Definition:

“Baichuan Co.”	Sinopec Baichuan Economic and Trading Company

“Completion Date”	The last day of the month in which all conditions precedent have been fulfilled

“Equity Transfer Agreement or Agreement”	the Equity Transfer Agreement relating to the Transfer of 100% Equity Interest of Jingtian Co. entered into by Sinopec Corp. and Baichuan Co. on 26 August 2015

“Grant Thornton”	Grant Thornton (Special General Partnership)

“Guorongxinghua Appraisal Co.”	Beijing Guorongxinghua Assets Appraisal Co., LTD. (北京國融興華資產評估有限責任公司)

“Independent Non-executive Directors”	the independent non-executive directors of Sinopec Corp.

“Jingtian Co.”	Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (北京中石化井田工程建設有限公司)

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“RMB”	Renminbi yuan, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“Sinopec Corp.” or the “Company”	China Petroleum & Chemical Corporation

“Sinopec Group”	China Petrochemical Corporation

“Target Equity”	100% equity interest held in Jingtian Co. by Sinopec Corp.

“Transaction”	the transfer of 100% equity interest held in Jingtian Co. by Sinopec Corp. to Baichuan Co.

“Valuation Base Date”	31 March 2015

“Valuation Report”
the Valuation Report on the Proposed Transfer of 100% Equity Interest in Jingtian Co. by Sinopec Corp. issued by Guorongxinghua Appraisal Co. (Guorongxinghua Ping Bao Zi [2015] No.020051) on 27 July 2015

“Working Days”	the general business days of the banks in the PRC (other than Saturday, Sunday and public holidays)

By order of the board of directors
Huang Wensheng
Vice President and Secretary of the board of directors

26 August 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to Corp.’s circular dated 24 August 2012 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2012, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ending 31 December 2015 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with the Sinopec Group will continue after 31 December 2015.

In respect of the Continuing Connected Transactions commencing from 1 January 2016, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions.

China Petrochemical Corporation, holding approximately 71.32% of the total issued share capital of Sinopec Corp., and its associates are connected persons of Sinopec Corp. under the HK Listing Rules and SH Listing Rules. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval requirements (if necessary) in respect of such continuing connected transactions.

Sinopec Corp. will seek the approval of Independent Shareholders in respect of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps). A circular containing, among other things, (i) further details of the Continuing Connected Transactions, (ii) a letter from the Independent Board Committee and (iii) a letter from the Independent Financial Adviser, ABCI, will be dispatched and/or notified to the Shareholders in due course, in any event, no later than 8 October 2015.

1.	BACKGROUND

Reference is made to Corp.’s circular dated 24 August 2012 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2012, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ending 31 December 2015 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with the Sinopec Group will continue after 31 December 2015.

In respect of the Continuing Connected Transactions commencing from 1 January 2016, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions. Set out below are the summaries of the amended Continuing Connected Transactions Agreements and the transactions contemplated thereunder:

The Continuing Connected Transactions are summarised below:

(1)	Mutual Supply Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a mutual supply agreement on 3 June 2000 and the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, term of which will expire on 31 December 2015. Pursuant to the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August

2015, the term of the amended Mutual Supply Agreement is extended to 31 December 2018. The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal and steel; water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: fresh water, chemical water, recycled water, wind, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, (including crude oil and natural gas from overseas) and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits in and loans from finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

The transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

In particular:

i.	Government prescribed price (including government-guidance price)

Applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply).

The government pricing for different products and services is determined based on the following:

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products
According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No.624) （《國家發展改革委關於進一步完善成品油 價格形成機制的通知》(發改價格[2013]624 號)） issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed price; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and jet fuel, shall be government-prescribed price. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities of for pricing.

Natural gas
According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No.1246) 《(國家發展改革委關於關於調整天然氣價格的通知 》（發改 價格[2013]1246號）) issued by the National Development and Reform Commission on 28June 2013, the adjustment to the natural gas price is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. On March 2015, the National Development and Reform Commission released the Circular on Adjustment of the Price of Natural Gas for Non-residents (Fa Gai Jia Ge [2015] No.351) ( 《國家發展改革委關於理順非居民用天然 氣價格的通知》(發改價格[2015])351號) to unify the natural gas price, according to which the maximum natural gas price for fertilizer use can be raised by RMB0.2 per cubic meter while the station gate price for direct users shall be determined by the supplying and requisitioning party directly, with the gas price for residential users remaining unchanged. The price adjustment for natural gas is subject to the documents issued by the relevant national competent authorities for pricing.

Water supply	Subject to the regulations of the relevant local government authorities of commodity.

Electricity supply
Subject to the government-prescribed price which plus diversion cost for transferring power supply and the Circular of the National Development and Reform Commission on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge〔2015〕No.748) 《(國家發展改革委關於降低燃煤發電上網電價和工商業用電價格 的通知》(發改價格〔2015〕748號)).

Heating supply	Subject to the regulations of the relevant local government authorities of commodity.

ii.	Relevant market price (including tender price)

Applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil, etc.), chemical products, coal, asset leasing, machinery maintenance, transportation, warehousing, material procurement, etc.

The relevant market price for each of the products are determined as per below:

Crude oil: the relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and/or Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil): the relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined mainly in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined mainly by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined mainly in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore.

Chemical products: The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Coal: The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.: The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

iii.	Agreed price (determined as reasonable cost incurred plus reasonable profit)

Applicable to steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products. Prices for connected transactions are determined as reasonable cost plus reasonable profit. Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in the neighbouring areas or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transaction once determined and signed, shall not be changed by one party voluntarily.

iv.	For some special products or services, the following pricing principles are adopted:

For drilling, well logging and other petroleum engineering services related transaction prices for connected transactions are determined, via public tendering* with reference to design budget and commissioned construction work content, which are depended on the geological block, well type, depth of well; price is determined based on professional fixed unit price of Petroleum Engineering published by Sinopec Group if no public tendering

*
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted by adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

has been made. For engineering design, construction and installation of building and inspection and maintenance projects, via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

The deposit services provided by Sinopec Finance and Sinopec Century Bright shall be provided at prices determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. Such prices are also more favourable to the Company than those provided by independent third parties.

The Company implemented connected transactions in accordance with the internal control process, and review the accounting statements on connected transactions submitted by relevant subsidiaries on monthly basis. Review and analysis will be conducted on the connected transaction statements and price implementation on quarterly basis to prepare an analysis report on the implementation status of connected transactions and recommend improvement measures for any issues identified. For each half-year, the interim report or annual report with description on the implementation status of connected transactions will be submitted to the Board of Directors for review. Independent non-executive directors will review the annual report and confirm whether the connected transactions are in the ordinary course of business of Sinopec Corp., on normal commercial terms, and are fair and reasonable and in the interest of the shareholders of Sinopec Corp. as a whole, while the Supervisory Committee will review the connected transactions and give its opinions. The external auditor will conduct a review on annual basis according to Chapter 14A of the HK Listing Rules and issue a letter to the Board of Directors, and submit the same to the Stock Exchange.

(2)	Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a land use rights leasing agreement on 3 June 2000, the Land Use Rights Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 417,800,000 square metres. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The parcels of land leased can be divided into the following two types

(i)	Authorised land for operation; and

(ii)	Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to obtain all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

(3)	Cultural, Educational, Hygiene and Community Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a cultural, educational, hygiene and community services agreement on 3 June 2000 and further entered the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, the term of which will expire on 31 December 2015. Pursuant to the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015, the term of the Cultural, Educational, Hygiene and Community Services Agreement was extended to 31 December 2018. The following services are contemplated to be acquired by the Company under the Cultural, Educational, Hygiene and Community Services Agreement:

(a)
Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

(b)
Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

The charges of cultural, educational, hygiene and community services is determined in accordance with the audited costs actually incurred in cultural, educational, hygiene and community services provided by the Sinopec Group in 2012, and shared between the Company and Sinopec Group in accordance with factors such as the number of employees.

(4)	Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance of the PRC, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides property insurance cover on the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to a maximum of 0.2% of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company. The establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document shall be approved by the Ministry of Finance.

After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

(5)	Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into a properties leasing agreement of which term commenced on 1

January 2000. Properties leased shall mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain properties. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by the Sinopec Group.

The properties have been leased by the Sinopec Group to the Company for a term of 20 years since 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them written notice six months before the expiry of the lease.

If China Petrochemical Corporation proposes to sell to a third party a property which has been leased to the Company, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

(6)	Intellectual Property Licence Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreements is extended to 31 December 2019.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to China Petrochemical Corporation all such expenses which China Petrochemical Corporation has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

2.	HISTORICAL FIGURES AND EXISTING CAPS

The historical figures for the past two financial years and the six months ended 30 June 2015 and existing caps of the above Continuing Connected Transactions are set out below:

Historical Figures for
the six months ended
	Caps for			30 June
Transactions	2015	2013	2014	2015

Mutual Supply Agreement
(i) Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	RMB179.2 billion	RMB93.741 billion	RMB98.485 billion	RMB35.059 billion
(ii) Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	RMB257.2 billion	RMB141.839 billion	RMB117.198 billion	RMB34.380 billion
(iii) The maximum daily amount of deposits (including accrued interests)	RMB38 billion	RMB16.099 billion	RMB18.693 billion	RMB31.2 billion

Land Use Rights Leasing Agreement
Annual rent payable by the Company	RMB10.8 billion	RMB10.373 billion	RMB10.531 billion	RMB5.313 billion

Cultural, Educational, Hygiene and Community Services Agreement
Annual expenditures of the Company for the purchase of services from the Sinopec Group	RMB6.8 billion	RMB6.755 billion	RMB6.753 billion	RMB3.266 billion

SPI Fund Document
Annual premium payable by the Company	RMB3.3 billion	RMB2.255 billion	RMB1.770 billion	RMB0.597 billion

Properties Leasing Agreement
Annual rent payable by the Company	RMB730 million	RMB491 million	RMB497 million	RMB226 million

Note:

1.	The maximum daily amount of deposits (including accrued interests) refers to the maximum amount of deposits (including accrued interests) at any point of time during a day;

As at the date of this announcement, none of the above annual caps had been exceeded.

3.	Estimated Cap Amounts of the Continuing Connected Transactions

Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years from 2016 to 2018 to be as follows:

Major Continuing Connected Transactions

(1)
Taking into account the historical figures, material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, the increase in the size of crude oil commercial reserves in future, commencement of new business mode, and taking into account the importance of the revenues which will be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, the Directors are of the view that flexibility should be built into the caps for such transactions. The proposed caps for the transactions regarding the provision of products and services by the Company under the Mutual Supply Agreement are as follows*:

•	2016 — RMB140.8 billion
•	2017 — RMB151.6 billion
•	2018 — RMB168.8 billion

(2)
Taking into account the historical figures for the past three years, material uncertainties such as possible price fluctuation in raw materials, increase of equity production oil overseas and increase in procurement of services such as engineering construction and utilities services provided by the Sinopec Group in the next three years, upgrading in refined oil product quality, the increasein the size of crude oil commercial reserves in future, commencement of new business mode, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for the Company’s continued operation, the Directors are of the view that flexibility should be built into the caps for such transactions. The proposed caps for the purchase of products and services by the Company under the Mutual Supply Agreement are as follows*:

•	2016 — RMB217.0 billion
•	2017 — RMB234.4 billion
•	2018 — RMB252.9 billion

*	Assume that the crude oil price from 2016-2018 will be U.S.$ 70 per barrel, U.S.$ 80 per barrel and U.S.$ 100 per barrel, respectively.

(3)
The Directors are of the view that the Sinopec Group’s financial institutions (i.e., Sinopec Finance and Sinopec Century Bright) can generally offer Sinopec Corp. more favourable terms and interest rates as compared to other financial institutions or banks. Under normal circumstances, the financial institutions offer higher deposit rates and lower lending rates than commercial banks. As such, the Directors are of the view that provided that the potential risks associated can be contained, depositing with the Sinopec Group’s financial institutions on a continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its Shareholders as a whole.

According to internal policy of Sinopec Corp., the relevant subsidiary in general would open a settlement account in a financial institution of the Sinopec Group. Centralized management of deposits by the financial institution of Sinopec Group would facilitate settlement between the Company and other members of the Sinopec Group (some of them are customers of Sinopec Corp.), shorten the time required for transfer and turnover of funds, and would be more efficient than settlement through independent banks in general. The Directors considered that if Sinopec Group and the Company opened bank accounts respectively in independent commercial banks, clearing and settlement between both sides would be lack of efficiency. Besides, centralized deposit of funds in a financial institution of the Sinopec Group would enable the Company to have access to a centralized managed pool of domestic and offshore funds, such that the Company is able to withdraw amounts to satisfy the flexible requirements of funds timely at any time without limitation, thus reducing the Company’s cost of obtaining third party financing. The Company is also entitled to choose early termination of deposits in the financial institution of the Sinopec Group without resulting in a penalty, under such circumstances the financial institution of the Sinopec Group would pay interest according to the prevailing interest rate of deposits. Based on the above reasons, the Directors believe the provision of deposit-taking service by the financial institution of the Sinopec Group will enable the Company to lower the cost of funds and realize optimization of cost and operational efficiency.

Since the financial institution of the Sinopec Group only provided financial service to the Sinopec Group and its members, it had accumulated in-depth knowledge in industries such as oil and gas, refinery and petrochemical industries over the years. The financial institution of the Sinopec Group was familiar with the capital structure, business operation, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company. Therefore, the Directors were of the view that the financial institution of the Sinopec Group could provide customized and low cost service to the Company at any time, and it would be difficult for independent commercial banks to provide equivalent services.

The Company may fully decide at its own discretion at any time to place its deposits into or withdraw from the financial institution of the Sinopec Group and is not subject to any limitation. Whether at present or in future, the Company will be able to deposit with independent commercial banks within or outside China without subject to any limitation.

Given the commercial objective that the Company is planning to expand its business scale in domestic and overseas markets, including proceeding with highly efficient upstream exploration and development, implementing oil refinery reform and refined oil product quality upgrading projects, developing new coal chemical and production and research and development of high value-added products, and proceeding with the upgrade and reform of petrol stations, realizable income in future will increase accordingly, and will lead to a corresponding growth in various cash inflow items, it is anticipated that the relevant amounts of deposits will increase accordingly from 2016 to 2018, the proposed caps regarding the Company’s the maximum daily amount of deposits (including accrued interests) with the Sinopec Group’s financial institutions under the Mutual Supply Agreement are as follows:

•	2016 — RMB48 billion
•	2017 — RMB48 billion
•	2018 — RMB48 billion

The Company, Sinopec Finance and Sinopec Century Bright have taken various risk control measures for financial services so as to ensure shareholders’ interests. Sinopec Finance and Sinopec Century Bright have established its strict internal control system and risk management system established by China Banking Regulatory Commission and/or Sinopec Group:

Such regulations, internal control and risk control measures includes but not limited to followings:

—
Sinopec Finance is a non-banking financial institution established under the approval of the China Banking Regulatory Commission, its business is under continuous and strict regulation by the China Banking Regulatory Commission, and it is required to file periodic regulatory report to the China Banking Regulatory Commission;

—
Sinopec Century Bright holds the Money Lenders Licence and the Money Service Operators Licence issued by Hong Kong Government, and is governed by the Customs and Excise Department and the Companies Registry and other relevant regulatory authorities in Hong Kong;

—
In order to regulate the connected transactions between the Company and Sinopec Finance, Sinopec Corp. and Sinopec Finance formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Company in the Sinopec Finance can be utilised at the Company’s discretion;

—
In order to regulate connected transactions between the Company and Sinopec Century Bright, Sinopec Group has issued a number of internal rules, including the Rules for Implementation of Overseas Capital Management Methods and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Sinopec Century Bright for providing overseas financial services to each business under the Sinopec Group. Sinopec Century Bright has also established the Rules for the Implementation of the Internal Control System. The formulation of such management systems has strengthened the control over internal risks and has ensured the safety of the deposits of the Company in Sinopec Century Bright;

—	According to relevant systems, Sinopec Finance and Sinopec Century Bright carry on internal control testing in each quarter and carry on risk evaluation when considered necessary;

—
As the controlling shareholder of the Sinopec Finance, the Sinopec Group undertakes that in case of an emergency where the Sinopec Finance has difficulty making payments, China Petrochemical Corporation will increase the capital of the Sinopec Finance in accordance with the actual need for the purpose of permitting payments to be made. At the same time, as the wholly controlling shareholder of Sinopec Century Bright, the Sinopec Group entered into a keep-well agreement with Sinopec Century Bright, under which the Sinopec Group undertakes that when Sinopec Century Bright has difficulty making payments, the Sinopec Group will ensure that Sinopec Century Bright will fulfill its repayment obligation through various channels. In respect of liquidity, the credit rating of the Sinopec Group is higher than many enterprises and even banks. Sinopec Finance itself was granted the highest industry rating of A from China National Association of Finance Companies (中國財務公司協會), Sinopec Century Bright itself was granted credit rating of A+/A1 from Standard & Poor’s and Moody’s, respectively;

—
Sinopec Finance and Sinopec Century Bright shall provide sufficient information including various financial indicators (as well as annual and interim financial reports) quarterly to enable the Company to monitor the financial conditions of Sinopec Finance and Sinopec Century Bright continually;

—
Sinopec Finance and Sinopec Century Bright shall monitor the maximum daily amount of deposits (including accrued interests) of the Company to ensure that the relevant amount do not exceed the applicable annual caps; and

—
During the annual audit period of Sinopec Corp. audited by auditor, the auditor will review and express opinions on the connected transactions between the Company, Sinopec Finance and Sinopec Century Bright, while Sinopec Corp. shall timely perform the information disclosure obligation according to the requirements of HK Listing Rules.

The aforesaid internal control and risk management measures will be able to mitigate the financial risks maybe exposed to the Company to most extent, and safeguard the interests of Sinopec Corp. and its shareholders. The Directors consider that the above internal control and risk management measures are adequate and effective in monitoring the deposit transactions in all material respects.

Non-Major Continuing Connected Transactions

(4)
Land Use Rights Leasing Agreement: Sinopec Corp. proposes that the annual caps for the Land Use Rights Leasing Agreement will be RMB10.8 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(5)
Cultural, Educational, Hygiene and Community Services Agreement: Sinopec Corp. proposes that the annual caps for the Cultural, Educational, Hygiene and Community Services Agreement will be RMB6.8 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(6)	SPI Fund Document: Sinopec Corp. proposes that the annual caps for the SPI Fund Document will be RMB3.3 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(7)
Properties Leasing Agreement: Sinopec Corp. proposes that the annual caps for the Properties Leasing Agreement will be RMB730 million for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

Exempted Continuing Connected Transactions

(8)
Intellectual Property Licence Agreements: Based on the historical figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will be less than 0.1% of each of the percentage ratios (other than the profit ratio). Assuch, the relevant transactions will be exempt from reporting, announcementand independent shareholders’ approval requirements pursuant to the exemption for de minimis transactions under rule 14A.76 of the HK Listing Rules.

4.	THE HK LISTING RULES AND THE SH LISTING RULES REQUIREMENTS

Pursuant to the HK Listing rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 71.32% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions.

Pursuant to Rule 14A.76 of the HK Listing Rules, the proposed annual caps of each of the transactions under 3(4) to (7) above (i.e., the Non-Major Continuing Connected Transactions) are less than 5% of the percentage ratios (other than the profit ratio), but more than 0.1%. Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement but exempted from independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

As the proposed annual caps of each of the transactions under 3(1) to (3) above (i.e. Major Continuing Connected Transactions) exceed 5% of the percentage ratios (other than the profit ratio). Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

The transactions under 3(1) to (7) above (including the relevant proposed caps) will be subject to the announcement and independent shareholders’ approval requirements in accordance with Chapter 10 of the SH Listing Rules.

5.	REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Sinopec Group operated with the Company as an integrated organization prior to the reorganization of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of internal transactions were conducted every year. After the reorganization and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the Shanghai Stock Exchange, a number of transactions conducted or to be conducted between the Company and Sinopec Group that are required for developing various businesses have constituted continuing connected transactions under the HK Listing Rules and the SH Listing Rules.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into such transactions on an continuing basis is essential to the continuation of Sinopec Corp.’s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

6.	APPROVAL BY THE BOARD AND INDEPENDENT SHAREHOLDERS

The Board (including the independent non-executive Directors) considers that the terms of each of the Continuing Connected Transactions (and the relevant proposed caps) are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole.

On 25 and 26 August 2015, the second meeting of the sixth session of the Board was convened by way of physical conference, at which all non-connected Directors approved the resolution on Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and the Non-Major Continuing Connected Transactions (including the relevant proposed caps). Each of Mr. Wang Yupu, Mr. Zhang Jianhua, Mr. Zhang Haichao and Mr. Jiao Fangzheng abstained from voting due to their position as connected Directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

According to the requirements of the HK Listing Rules, an Independent Board Committee has been formed and will advise the Independent Shareholders in respect of, among other things, the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

ABCI, the Independent Financial Adviser, has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with 14A.52 of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider and approve (if think fit), among other things, the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (and the relevant proposed caps). China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters. The circular containing, among other things, further information in relation to the Renewal of Continuing Connected Transactions (including but not limited to details for the relevant pricing mechanisms and internal control policies of the Company), the recommendation from the Independent Board Committee and the recommendation from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders will be dispatched and/or notified to the Shareholders in due course. Sinopec Corp. believes that information contained in this announcement and to be contained in the circular will be sufficient for Independent Shareholders to make an informed decision.

7.	GENERAL INFORMATION

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Group was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB274.87 billion. Its controlling shareholder is the State. Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of Sinopec Group include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ABCI” or “Independent Financial Adviser”
ABCI Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance), has been appointed as Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders in respect of the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement with a term of more than three years;

“amended Continuing Connected Transactions Agreements”
collectively refer to the Mutual Supply Agreement and Cultural, Educational, Hygiene and Community Services Agreement amended by the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015;

“associates”	has the meaning under the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software Licence Agreement”	the computer software licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain computer software of the Sinopec Group;

“Continuing Connected Transactions”	the transactions under the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Third Supplemental Agreement”	the agreement dated 24 August 2012 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Continuing Connected Transactions Fourth Supplemental Agreement”	the agreement dated 26 August 2015 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“CSRC”	China Securities Regulatory Commission;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services by the Sinopec Group to the Company;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2015 of Sinopec Corp. to be held for Independent Shareholders of Sinopec Corp. to consider and approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and, also in accordance with the requirements of the SH Listing Rules, the Non-Major Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property Licence Agreements;

“HK Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Jiang Xiaoming, Andrew Y. Yan, Tang Min and Fan Gang;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property Licence Agreements”	the Trademarks Licence Agreement, the Computer Software Licence Agreement and the Patents and Proprietary Technology Licence Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing (Additional) Agreement”	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Amendment Memo”	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Second Amendment Memo”	the memo dated 21 August 2009 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Third Amendment Memo”	the memo dated 24 August 2012 regarding the amendments to the Land Use Rights Leasing Agreement;

“Major Continuing Connected Transactions”
the transactions relating to the sales, purchases of the products and services and deposit of money under the Mutual Supply Agreement, subject to the Independent Shareholders’ approval under the HK Listing Rules and SH Listing Rules;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

“Non-Major Continuing Connected Transactions”
the continuing connected transactions contemplated under the SPI Fund Document, the Land Use Rights Leasing Agreement, the Cultural, Educational, Hygiene and Community Services Agreement and the Properties Leasing Agreement;

“Patents and Proprietary Technology Licence Agreement”
the patents and proprietary technology licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

“PRC” or “China”	the People’s Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by the Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	Renewal of the Continuing Connected Transactions in respect of 2016 to 2018;

“Renewal of Major Continuing Connected Transactions”	Renewal of the Major Continuing Connected Transactions in respect of 2016 to 2018;

“RMB”	the lawful currency of the PRC;

“SH Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Shareholders”	the shareholders of Sinopec Corp.;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Group”
China Petrochemical Corporation, its subsidiaries and its associates (other than the Company but, for the purpose of the Continuing Connected Transactions Fourth Supplemental Agreement, except for Sinopec Corp’s subsidiaries in which China Petrochemical Corporation, its subsidiaries, and its associates have a direct equity interest of at least 10%);

“SPI Fund Document”
Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the ministerial level enterprise of China Petrochemical Corporation and its associates before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay a maximum of 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation has received the premium from Sinopec Corp., the China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund is used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a contribution to safety production;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.; and

“Trademarks Licence Agreement”	the trademarks licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
26 August 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 27, 2015